00:00:00
Paul: Legion M is the world's first fan-owned entertainment company.

00:00:05
Jeff: What we're doing with Legion M has never been possible before.

Paul: Yep.

00:00:07
Jeff: We think that an entertainment company owned by fans is better than one owned by Wall Street.

00:00:12
Paul: And so we're funding films and TV shows and VR projects.

00:00:16
[TEXT ON SCREEN] Produced the VR Interview Series ICONS: FACE TO FACE

00:00:16
Paul: Collectively, as a community. And when we're successful, share in the reward. You know being a part of Legion M, whether you invest or not, is being a part of a community that is making a difference in the entertainment industry, supporting and representing original and breakthrough content –

00:00:31
Jeff: Our first project was Colossal –

Paul: Yeah.

Jeff: Which was an Anne Hathaway/Jason Sudeikis movie.

Paul: Yeah.

Oscar: "Holy sh—"

Gloria: "[GASPS]"

00:00:36
Jeff: Our second project was Mandy, which is a Nicolas Cage movie.

Paul: Yep.

00:00:39
Nicolas Cage: So my whole thing was just about how can I service this vision?

00:00:43

Jeff: Then we did Bad Samaritan with David Tennant and Dean Devlin.

00:00:46
Paul: Dean is known for Stargate and Independence Day. You know, he hasn't done films like this.

00:00:50
Dean Devlin: Legion is going to change Hollywood.

00:00:53
Oscar: "Get that tingle? When you know you're watching something that's going to change the course of history?"

00:00:58
Dean Devlin: Legion M is an amazing company. It's owned one hundred percent by the fans.

00:01:03
Paul: We see fans as having immeasurable power.

00:01:07
Elijah Wood: What it is that you guys do that's so special is you connect with fans. And that - that's meaningful for filmmakers and for films to be able to find an audience.

00:01:15
Paul: Our goal is one million fans united to take over Hollywood.

00:01:19
Jeff: If we're able to achieve that, that would give us literally hundreds of millions of dollars to produce movies and television shows that have a million fans standing behind them.

00:01:29
Paul: That's not a small company in Hollywood. That is one of the most influential companies on the planet.

00:01:34
Jeff: It's an amazingly fun process to open the gates of Hollywood and allow people to come in. And if you believe in the power of fans and a fan-owned company –

Paul: Yeah.

Jeff: We want you to come join the Legion.

00:01:45
Kevin Smith: That's why I like these Legion M cats.

00:01:47

Transcript of Fans of the World Unite! Join Legion M!

https://www.youtube.com/watch?v=hIRTpo_L5Lw

Bill Duke: I am Legion M.

00:01:48
Leonard Maltin: I am Legion M.

00:01:50
(Various people say "Join the legion!")

 00:01:54
Crowd: I am Legion M!

00:01:58
[TEXT ON SCREEN] Legion M
Join LegionM.com